Exhibit 99.2

Filed by: ThermoGenesis Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ThermoGenesis Corp.
Commission File No.: 000-16375

TOTIPOTENTRX & THERMOGENESIS CASE STUDY DEMONSTRATESAUTOLOGOUS STEM CELL PRODUCT SAFELY TREATS PRIMARY HEART ATTACK IN 60 MINUTE CLINICAL PROCEDURE

Initial data from AMIRST Combination Product Therapy 24 Month Safety Case Study released

Los Angeles and Rancho Cordova, CA October 14, 2013 – TotipotentRX Corporation and ThermoGenesis Corp. (Nasdaq: KOOL), reported yesterday at the annual meeting of the American Association of Blood Banks in Denver, Colorado, a study confirming TotipotentRX’s ground-breaking acute myocardial infarction (“AMI”) combination product utilizing ThermoGenesis’ point-of-care cell processing technology for an autologous bone marrow derived stem cell therapy can be delivered safely in 60 minutes.

Mr. Ken Harris, Study Director and Chief Executive Officer of TotipotentRX, presented a case study and physician feedback confirming that the Company’s Acute Myocardial Infarction Rapid Stem Cell Therapy (“AMIRST”) protocol utilizing autologous bone marrow derived stem cells achieved its primary safety and secondary efficacy endpoints by improving the patient’s Left Ventricular Ejection Fraction (“LVEF”) from 35% to 60.3% in 24 months while preventing further infarct scarring and undesirable remodeling.  Low LVEF and heart remodeling are two key contributors in AMI patients advancing to heart failure.

Dr. Ashok Seth, Chairman - Cardiac Sciences, and Dr. Vinay Sanghi, both of Fortis Healthcare, conducted the clinical case study which shows the AMIRST treatment safely delivered to a single male patient an effective dose of autologous selected stem cells in a single intracoronary heart catheterization procedure. The Company believes this is the first integrated combination product treatment, consisting of a combination of devices and biologics, to be evaluated in a larger follow-up study.

The combination product and procedure developed by TotipotentRX (patent pending) incorporating ThermoGenesis’ cell processing technology, is known as the AMIRST protocol. The AMIRST protocol is performed by a cardiac interventional physician in less than 60 minutes to treat acute ST-elevated myocardial infarction in patients having an LVEF below 40%. This fully integrated treatment includes:

•	a stem cell friendly process for harvesting bone marrow derived stem cells
•	an optimized stem cell dose preparation process (device & biological)
•	a rapid bedside cell analysis system (dose verification)
•	and a proprietary intracoronary catheter delivery method (device + method)

Dr. Vinay Sanghi, Clinical Investigator and treating physician on this case, said “conducting a fully-integrated point-of-care treatment on a patient with an acute ST-elevated myocardial infarction using the AMIRST protocol was straightforward and very exciting as a practicing interventional cardiologist.  The safety and positive clinical benefits demonstrated in this single patient case study are very encouraging as we begin the double-blinded AMIRST study which should provide statistically significant insights”.

Mr. Harris noted, “this case study affirmed that our integrated combination product has appropriately considered the essential devices, diagnostics, cell formulation, and directions for use ensuring the AMIRST treatment meets the objectives of providing a safe, effective, rapid, bedside therapy for treating low ejection fraction after a primary myocardial infarction.” He continued, “we are enthusiastically looking forward to the randomized placebo controlled Phase Ib study in the coming few months.  We envision this product, if approved, will improve the quality of life and mortality rates of low LVEF patients.”

“We are very pleased with the initial results of this study using our combination product,” said Mr. Matthew Plavan, Chief Executive Officer of ThermoGenesis. “In addition to the positive safety and efficacy data, we are particularly encouraged by the potential durability of the treatment, given this patient’s LVEF exceeded 60% two years post treatment. Based upon the AMI population and those that meet the criteria for an approved AMIRST therapy, we estimate the addressable U.S. market for our combination product to exceed $500 million per year.”

This study will be advanced to a double blinded placebo-controlled randomized Phase Ib clinical trial of 30 patients (NCT01536106) in the first quarter of 2014.

About Acute Myocardial Infarction

Cardiovascular disease (“CVD”) is the number one cause of morbidity and mortality worldwide.  An estimated 17.3 million people died from CVDs in 2008, representing 30% of all global deaths.  Of these deaths 7.3 million were due to coronary heart disease and 6.2 million from stroke.  In the progression of CVDs, plaque lesions develop in arteries that result in a narrowing of vessels, and in severe cases the vulnerable plaque breaks open and creates a blockage of blood flow to vital organs in the heart or brain.  In the case of the heart, this is classified as a myocardial infarction.  LVEF is one of the key indications of mortality rates post myocardial infarction with a reduced LVEF being a risk factor for both sudden and non-sudden death, with the odds ratio for 1 year mortality after myocardial infarction at 9.48 (High Rate) for patients with an LVEF 30% compared to patients with LVEF > 50%, 2.94% (Moderate Rate) for patients with LVEF 30-40%, whereas the risk is not significantly increased (low rate) in patients with LVEF 40-50%.  The specific patient highlighted in this announcement was in the moderate risk category.

About TotipotentRX Corporation
TotipotentRX Corporation is engaged in the research, development, and commercialization of cell-based therapeutics for use in regenerative medicine. We provide products and services to patients, physicians and partners including cell therapeutics, contract services, cell manufacturing and banking, and medical devices for cell therapies.

The Company's lead therapeutic technology platform, TotiCell™ (an intraoperative rapid system for harvesting, preparing, testing, and delivering a therapeutic dose of autologous bone marrow derived or peripheral blood derived cells and proteins), is currently in varying stages of Phase 1b trials as a potential treatment for acute myocardial infarction, critical limb ischemia, non-healing ulcers and avascular necrosis.

Our patented therapies are designed for rapid (under 60 minute) use at the bedside and per U.S. regulations include all integrated equipment, diagnostics, devices, and software to produce the specified autologous therapeutic cell dose.

About ThermoGenesis Corp.
ThermoGenesis Corp. (www.thermogenesis.com) is a leader in developing and manufacturing automated blood and bone marrow processing systems and companion disposable products that enable the separation, processing and preservation of cell and tissue therapy products. These include:
•	The BioArchive® System, an automated cryogenic device, used by cord blood stem cell banks in more than 30 countries for cryopreserving and archiving cord blood stem cell units for transplant.
•
AXP® AutoXpress® Platform (AXP), a proprietary family of automated devices that includes the AXP and the MXP® MarrowXpress® and companion sterile blood processing disposables for harvesting stem cells in closed systems. The AXP device is used for the processing of cord blood. The MXP is used for the preparation of cell concentrates, including stem cells from bone marrow aspirates in the laboratory setting.

•	The Res-QTM 60 (Res-Q), a point-of-care system designed for the preparation of cell concentrates, including stem cells, from bone marrow aspirates and whole blood for platelet rich plasma (PRP).

In July 2013, TotipotentRX and ThermoGenesis Corp. announced their entry into a merger agreement which will operate under the name Cesca Therapeutics. The merger is subject to TotipotentRx and ThermoGenesis stockholder approval, among other conditions.

Contact:
ThermoGenesis Corp. Investor Relations
+1-916-858-5107, or
ir@thermogenesis.com
http://www.thermogenesis.com

Non-Solicitation
This press release and the information contained herein shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information
In connection with the merger, ThermoGenesis intends to file a registration statement (including a prospectus) on Form S-4 with the Securities and Exchange Commission.  Holders of ThermoGenesis common stock and TotipotentRX Corporation common stock are urged to read the proxy statement/prospectus/consent solicitation and any other relevant documents when filed because they contain important information about ThermoGenesis, TotipotentRX and the merger.  A proxy statement will be sent to holders of ThermoGenesis common stock and a prospectus/consent solicitation will be sent to holders of TotipotentRX Corporation common stock.  When filed, the proxy statement/prospectus/consent solicitation and other documents relating to the proposed merger can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents can also be obtained free of charge from ThermoGenesis upon written request to ThermoGenesis, Investor Relations, 2711 Citrus Road Rancho Cordova, CA 95742.  ThermoGenesis and its directors and executive officers may be deemed to be participants in ThermoGenesis’ solicitation of proxies from its shareholders in connection with the proposed merger. Information regarding the participants and their security holdings can be found in ThermoGenesis’ most recent proxy statement filed with the SEC, which are available from the SEC, and the proxy statement/prospectus/consent solicitation when it is filed with the SEC.